# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NEIGHBORHOOD INTELLIGENCE, CIK 0001130713
CUSIP: 690370101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 5310 Maryland Way, Brentwood, Tennessee (TN), 37027
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002143732

## Reporting persons
- Rosen Mitchell A.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 1,875,100; shared voting power 1,977,639; sole dispositive power 1,875,100; shared dispositive power 1,977,639; aggregate amount beneficially owned 3,852,739 (3.5% of the class)
  Comment: The aggregate beneficial ownership includes (i) 1,875,100 shares held by the Sharon Rosen Revocable Trust Dated March 21, 2017, over which the Reporting Person shares voting and dispositive power as co-trustee, and which the Reporting Person may be deemed to beneficially own by virtue of his relationship with Sharon Rosen, and (ii) 102,539 shares held in a joint brokerage account of the Reporting Person and Sharon Rosen, over which the Reporting Person shares voting and dispositive power with Sharon Rosen.
- Mitchell A. Rosen Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; sole voting power 1,875,100; shared voting power 0; sole dispositive power 1,875,100; shared dispositive power 0; aggregate amount beneficially owned 1,875,100 (1.7% of the class)
- Rosen Sharon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,977,639; sole dispositive power 0; shared dispositive power 1,977,639; aggregate amount beneficially owned 3,852,739 (3.5% of the class)
  Comment: The aggregate beneficial ownership includes (i) 1,875,100 shares held by the Mitchell A. Rosen Revocable Trust Dated March 21, 2017, which the Reporting Person may be deemed to beneficially own solely by virtue of her relationship with Mitchell Rosen, and (ii) 102,539 shares held in a joint brokerage account of the Reporting Person and Mitchell Rosen, over which the Reporting Person shares voting and dispositive power with Mitchell Rosen.
- Sharon Rosen Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; sole voting power 1,875,100; shared voting power 0; sole dispositive power 1,875,100; shared dispositive power 0; aggregate amount beneficially owned 1,875,100 (1.7% of the class)

## Item 1. Issuer
Name of issuer: NEIGHBORHOOD INTELLIGENCE
Address of issuer's principal executive offices: 5310 Maryland Way Brentwood, Tennessee 37027

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed jointly by (i) Mitchell Rosen, (ii) Sharon Rosen, (iii) the Mitchell A. Rosen Revocable Trust Dated March 21, 2017 (the "Mitchell Rosen Trust") and (iv) the Sharon Rosen Revocable Trust Dated March 21, 2017 (the "Sharon Rosen Trust"). Each of the foregoing is referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."

The Mitchell Rosen Trust directly holds 1,875,100 shares of the Issuer's Common Stock, $0.0001 par value ("Common Stock"). Mitchell Rosen serves as trustee and grantor of the Mitchell Rosen Trust and, in such capacity, has sole voting and dispositive power over the Common Stock held by such trust.

The Sharon Rosen Trust directly holds 1,875,100 shares of Common Stock. Sharon Rosen and Mitchell Rosen serve as co-trustees of the Sharon Rosen Trust and, in such capacities, share voting and dispositive power over the Common Stock held by such trust.

Mitchell Rosen and Sharon Rosen also hold 102,539 shares of Common Stock in a joint brokerage account (the "Joint Account"), over which they share voting and dispositive power.

Mitchell Rosen and Sharon Rosen are spouses. Based on their relationship and their respective relationships with the trusts and the Joint Account described herein, Mitchell Rosen and Sharon Rosen may each be deemed to beneficially own an aggregate of 3,852,739 shares of Common Stock, consisting of 1,875,100 shares held directly by the Mitchell Rosen Trust, 1,875,100 shares held directly by the Sharon Rosen Trust and 102,539 shares held in the Joint Account.

The filing of this Schedule 13G shall not be deemed an admission that any Reporting Person is, for purposes of Section 13(d) or Section 13(g) of the Act or otherwise, the beneficial owner of any securities reported herein as beneficially owned by any other Reporting Person, except to the extent of such Reporting Person's pecuniary interest therein.
Address of principal business office or, if none, residence: The address of each Reporting Person is 139 Island Estates Parkway Palm Coast, Florida 32137.
Citizenship:
Mitchell Rosen is a citizen of the United States of America.
Sharon Rosen is a citizen of the United States of America.
The Mitchell A. Rosen Revocable Trust Dated March 21, 2017 is a Florida trust.
The Sharon Rosen Trust is a Florida trust.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of November 13, 2026, the Reporting Persons beneficially owned an aggregate of 3,852,739 shares of Common Stock.

As of November 13, 2026, Mitchell Rosen may be deemed to beneficially own an aggregate of 3,852,739 shares of Common Stock, consisting of (i) 1,875,100 shares of Common Stock held directly by the Mitchell Rosen Trust, for which Mitchell Rosen serves as sole trustee, and over which Mitchell Rosen has sole voting and dispositive power, (ii) 1,875,100 shares of Common Stock held directly by the Sharon Rosen Trust, for which Mitchell Rosen serves as co-trustee and over which Mitchell Rosen shares voting and dispositive power with Sharon Rosen, and which Mitchell Rosen may be deemed to beneficially own by virtue of his relationship with Sharon Rosen, and (iii) 102,539 shares of Common Stock held in the Joint Account, over which Mitchell Rosen shares voting and dispositive power with Sharon Rosen.

As of November 13, 2026, Sharon Rosen may be deemed to beneficially own an aggregate of 3,852,739 shares of Common Stock, consisting of (i) 1,875,100 shares of Common Stock held directly by the Sharon Rosen Trust, for which Sharon Rosen serves as co-trustee, and over which Sharon Rosen shares voting and dispositive power with Mitchell Rosen, (ii) 102,539 shares of Common Stock held in the Joint Account, over which Sharon Rosen shares voting and dispositive power with Mitchell Rosen, and (iii) 1,875,100 shares of Common Stock held directly by the Mitchell Rosen Trust, which Sharon Rosen may be deemed to beneficially own by virtue of her relationship with Mitchell Rosen.

As of November 13, 2026, the Mitchell Rosen Trust directly beneficially owned 1,875,100 shares of Common Stock, over which Mitchell Rosen has sole voting and dispositive power as trustee of such trust.

As of November 13, 2026, the Sharon Rosen Trust directly beneficially owned 1,875,100 shares of Common Stock, over which Sharon Rosen and Mitchell Rosen share voting and dispositive power as co-trustees of such trust.

Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein as beneficially owned by any other Reporting Person, except to the extent of such Reporting Person's pecuniary interest therein, and the filing of this Statement shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of such securities.
Percent of class:
The percentages set forth below are calculated based on 110,017,208 shares of Common Stock outstanding as of November 3, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2026, filed with the Securities and Exchange Commission on November 5, 2026.

Mitchell Rosen: 3.5%
Sharon Rosen: 3.5%
Mitchell A. Rosen Revocable Trust Dated March 21, 2017: 1.7%
Sharon Rosen Revocable Trust Dated March 21, 2017: 1.7%
Sole power to vote or to direct the vote:
Mitchell Rosen: 1,875,100
Sharon Rosen: 0
Mitchell A. Rosen Revocable Trust Dated March 21, 2017: 1,875,100
Sharon Rosen Revocable Trust Dated March 21, 2017: 1,875,100
Shared power to vote or to direct the vote:
Mitchell Rosen: 1,977,639
Sharon Rosen: 1,977,639
Mitchell A. Rosen Revocable Trust Dated March 21, 2017: 0
Sharon Rosen Revocable Trust Dated March 21, 2017: 0
Sole power to dispose or to direct the disposition:
Mitchell Rosen: 1,875,100
Sharon Rosen: 0
Mitchell A. Rosen Revocable Trust Dated March 21, 2017: 1,875,100
Sharon Rosen Revocable Trust Dated March 21, 2017: 1,875,100
Shared power to dispose or to direct the disposition:
Mitchell Rosen: 1,977,639
Sharon Rosen: 1,977,639
Mitchell A. Rosen Revocable Trust Dated March 21, 2017: 0
Sharon Rosen Revocable Trust Dated March 21, 2017: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
The Joint Filing Agreement among the Reporting Persons was previously filed as Exhibit 99.1 to Amendment No. 1 to the Schedule 13G filed on July 7, 2026 and is incorporated herein by reference.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of July 6, 2026, pursuant to which they have agreed to the joint filing of this Schedule 13G and any amendments hereto. The filing of this Schedule 13G and the Joint Filing Agreement shall not be deemed an admission that the Reporting Persons constitute a "group" for purposes of Section 13(d) or Section 13(g) of the Act or the rules and regulations thereunder.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Rosen Mitchell A.: /s/ Mitchell Rosen, Mitchell Rosen (11/13/2026)
- Mitchell A. Rosen Revocable Trust: /s/ Mitchell Rosen, Mitchell Rosen (11/13/2026)
- Rosen Sharon: /s/ Sharon Rosen, Sharon Rosen (11/13/2026)
- Sharon Rosen Revocable Trust: /s/ Sharon Rosen, Sharon Rosen (11/13/2026)
- Sharon Rosen Revocable Trust: /s/ Mitchell Rosen, Mitchell Rosen (11/13/2026)